

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via Facsimile
Mr. Daniel B. O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia, Canada V8T 5G4

>   **RE: Flexible Solutions International, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 1-31540**

Dear Mr. O'Brien:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Melissa N. Rocha
>
>   Melissa N. Rocha
>   Senior Assistance Chief Accountant